EXHIBIT 99.1

Cellectis Announces Completion of the Additional Equity Investment by AstraZeneca

  Completion of the additional equity investment of $140M by AstraZeneca, as previously announced on November 1 and 15, 2023

NEW YORK, May 06, 2024 (GLOBE NEWSWIRE) -- Cellectis (Euronext Growth: ALCLS – NASDAQ: CLLS) a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies, today announced that, following clearance from the French Ministry of Economy and satisfaction of all other closing conditions, AstraZeneca (LSE/STO/Nasdaq: AZN) completed the additional equity investment of $140M in Cellectis, as previously announced by Cellectis on November 1 and 15, 2023 (the “Additional Investment”).

As part of the Additional Investment, AstraZeneca subscribed today for 10,000,000 “class A” convertible preferred shares and 18,000,000 “class B” convertible preferred shares, in each case at a price of $5.00 per convertible preferred share, issued by the board of directors of Cellectis pursuant to the authorizations granted by the extraordinary general meeting of the shareholders of Cellectis held on December 22, 2023.

Prior to their conversion into ordinary shares, the “class A” convertible preferred shares have single voting rights and will not be eligible for double voting rights under any circumstances, and the “class B” convertible preferred shares have no voting rights except with respect to any distribution of dividends or reserves. Both classes of preferred shares enjoy a liquidation preference (if any liquidation surplus remains after repayment of Cellectis’ creditors and of par value to all shareholders) and are convertible, at AstraZeneca’s direction, into the same number of ordinary shares with the same rights as the outstanding ordinary shares.

Immediately after the Additional Investment, AstraZeneca owns approximately 44% of the share capital and 30% of the voting rights of the Company (based on the number of voting rights currently outstanding).

In addition, the appointment of Mr. Marc Dunoyer and Dr. Tyrell Rivers as members of the board of directors of Cellectis, decided by the extraordinary general meeting of the shareholders of Cellectis held on December 22, 2023 and conditioned upon the completion of the Additional Investment, is now effective.

In the absence of a public offering, no prospectus will be established in France or outside of France in connection with the Additional Investment.

About Cellectis
Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. Cellectis utilizes an allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to make therapeutic gene editing in hemopoietic stem cells for various diseases. As a clinical-stage biopharmaceutical company with over 24 years of experience and expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to treat diseases with unmet medical needs. Cellectis’ headquarters are in Paris, France, with locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS).

For further information on Cellectis, please contact:

Media contacts:

Pascalyne Wilson, Director, Communications, +33 (0)7 76 99 14 33, media@cellectis.com
Patricia Sosa Navarro, Chief of Staff to the CEO, +33 (0)7 76 77 46 93

Investor Relation contacts:
Arthur Stril, Chief Business Officer, +1 (347) 809 5980, investors@cellectis.com
Ashley R. Robinson, LifeSci Advisors, +1 617 430 7577

Attachment

  20240415_Cellectis - PR - Closing Ascot (EN version) FINAL (1) (https://ml.globenewswire.com/Resource/Download/261091b8-ea47-4f8b-b7e5-24f42bf942fe)